U.S. Geothermal Inc.

An Ormat Company

6225 Neil Road

Reno, Nevada 89511

May 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	U.S. Geothermal Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 File No. 333-158355

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, U.S. Geothermal Inc. (the “Company”) respectfully requests the immediate withdrawal of the Company’s Post-Effective Amendment No. 1 (the “Amendment”) (Accession No. 0001437749-18-008522) to the Registration Statement referred to above (the “S-3 Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on May 3, 2018.

The Amendment was filed to deregister the remaining unsold securities under the S-3 Registration Statement. However, the S-3 Registration Statement was never declared effective by the Commission and no securities were sold in connection with the offering described in the S-3 Registration Statement. As the Amendment was filed erroneously, given that there were no registered securities to deregister under the S-3 Registration Statement, it is in the best interest of the Company and the public that the Amendment be withdrawn.

No fees are required in connection with this filing. If you have any questions relating to this filing, please contact the undersigned at (775) 356-9029.

U.S. GEOTHERMAL INC.

By:	/s/ Doron Blachar
Name: Doron Blachar
Title: Treasurer